EXHIBIT (d)(2)(B)

Scheduled Increase Option Rider for the Insured

THE UNION CENTRAL LIFE INSURANCE COMPANY

("the Company")

SCHEDULED INCREASE OPTION RIDER FOR THE INSURED

BENEFIT. The Company will automatically increase the specified amount on annual dates as described in the following section. The amount of increase will be the scheduled increase amount shown in the schedule.

CONDITIONS. Increases will take place on each annual date, subject to the following:

(1) no increase will be made after the annual date nearest the insured's 65th birthday; and

(2) total increases may not exceed two times the initial specified amount.

The rate class applicable to each increase will be the rate class of the insured  on the issue date of this rider.

REJECTION OF INCREASE. The Company will mail the owner  a supplemental schedule  for each increase.

Acceptance is automatic. The owner  may reject the increase by notice to the Company and return of the supplemental policy schedule  within 30 days of the increase date.

TERMINATION. This rider will terminate:

(1) when any increase is rejected; or

(2) when the specified amount is reduced; or

(3) when the policy terminates; or

(4) on the first monthly date after the owner  gives the Company notice; or

(5) on the annual date nearest the insured's 65th birthday.

If this rider terminates under 1, 2, 3, or 4, it may be reinstated if the owner furnishes proof.

CONTRACT. This rider is made a part of the policy and is based on the application and any supplemental applications for this rider.

RIDER SPECIFICATIONS. The issue date,  policy date and expiry date for this rider are shown in the schedule.

There is no cost for this rider.

Signed for the Company at Cincinnati, Ohio

Secretary	President